FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 24, 2003

Commission File Number: 333-13096

AES DRAX HOLDINGS LIMITED

18 Parkshot
Richmond
Surrey TW9 2RG
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

AES DRAX HOLDINGS LIMITED

INDEX

Item

1.	Information Release

2.	Press Release dated July 24, 2003 entitled “AES Drax Holdings Receives
Offer Letter for Creditors From International Power Relating to Announced
Restructuring Proposal”

3.	Copy of a letter dated July 23, 2003 from International Power Plc to the
Directors of AES Drax Holdings Limited with attached offer to provide funding and management services in connection with the restructuring of the
Drax power station

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

AES DRAX HOLDINGS LIMITED

Date:	July 24, 2003	By:	/s/ John Turner

Name: John Turner
Title: Director

2

ITEM 1

INFORMATION RELEASE

General

     As previously disclosed in AES Drax Holdings’ Form 6-K filed with the SEC on July 11, 2003, in order to provide its senior creditors with a period to consider the terms of the Restructuring Proposal, the detailed terms of which were set out in a Form 6-K filed on June 30, 2003, AES Drax Holdings is currently operating under the terms of a third standstill agreement (the “Third Standstill Agreement”) with, among other parties, the Eurobond Trustee, certain Senior Bondholders representing a majority in sterling equivalent principal amount of such Senior Bonds, and the Senior Bond Trustee. A conformed copy of the Third Standstill Agreement was attached to the Form 6-K filed on July 11, 2003. As previously disclosed, the terms and conditions of the Third Standstill Agreement are substantially the same as in each of the original Standstill Agreement which expired on May 31, 2003 and the Further Standstill Agreement which expired on June 30, 2003.

     Terms not defined herein have the meaning assigned to them in the Third Standstill Agreement.

     The Third Standstill Agreement became effective on July 11, 2003 and is scheduled expire on July 31, 2003, save that if the Eurobond Trustee gives notice to the Senior Bond Trustee, the Senior Agent, the Intercreditor Agent, AES and AES Drax Holdings before July 30, 2003, the expiry date is extended to August 14, 2003.

     On July 24, 2003, AES Drax Holdings has received the requisite notice from the Eurobond Trustee, and the Standstill Period is therefore now extended to August 14, 2003.

Forward-Looking Statements

     Certain statements included in this document are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date that they were made. Forward-looking statements can be identified by the use of forward-looking terminology such as “believe,” “expects,” “may,” “intends,” “will,” “should,” or “anticipates,” or the negative forms of other variations of these terms of comparable terminology, or by discussions of strategy. Future results covered by the forward-looking statements, including the projections, may not be achieved. Forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

     Under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, we have identified some of these risks, uncertainties and other important factors herein and you should also review “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2002.

You should also consider, among others, the following important factors:

  general economic and business conditions in the UK;

1

  changes in governmental regulations affecting the Drax Power Station and the UK electric power industry generally, including the impact of the New Electricity Trading Arrangements (“NETA”). NETA was implemented on March 27, 2001;
  power prices and resource availability and pricing;
  general industry trends;
  changes to the competitive environment;
  changes in business strategy, development plans or vendor relationships in the market for power in the UK;
  that our principal hedging arrangement relating to power sales has been terminated and we are currently operating as a fully merchant plant;
  that since December 12, 2002, we are operating under standstill arrangements with, inter alios, certain of our senior creditors (initially under the “Original Standstill Agreement”, and, after expiry thereof on May 31, 2003, under the “Further Standstill Agreement”, and, after expiry thereof on June 30, 2003 under the “Third Standstill Agreement” which became effective July 11, 2003);
  availability, terms and deployment of capital;
  interest rate volatility;
  changes in currency exchange rates, inflation rates and conditions in financial markets;
  availability of qualified personnel; and
  changes in the interpretation of tax law.

     We do not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date hereof, and we do not assume any responsibility for doing so.

2

ITEM 2

AES DRAX Holdings Limited

News Release - Richmond, England

July 24, 2003

AES Drax Holdings Receives Offer Letter for Creditors From International Power Relating to Announced Restructuring Proposal

     On the evening of July 23, 2003, AES Drax Holdings, the owner of the Drax power station, received a letter from International Power, pursuant to which it has offered to purchase certain debt to be issued in the Proposed Restructuring described by AES Drax Holdings in its Form 6-K filed with the US Securities and Exchange Commission on June 30, 2003. The letter was copied to the Chairman of the steering committee representing the syndicate of banks which financed the Eurobond issued by AES Drax Holdings to finance the acquisition of the Drax Power Station and to Close Brothers, financial advisors to the ad hoc committee formed by certain holders of AES Drax Holdings’ senior bonds, with whom AES Drax Holdings has agreed the Restructuring Proposal described in the June 30, 2003 Form 6-K. A copy of the letter has also been provided to The AES Corporation.

     A copy of the offer letter outlining the principal terms of International Power’s offer without its schedules is attached to this press release. The full offer letter (including schedules) will be filed on a Form 6-K later today.

David Crane
Chief Executive Officer

International Power plc
Senator House
[LOGO] International Power	85 Queen Victoria Street
London
EC4V 4DP

Tel +44 20 7320 8620
Fax +44 20 7320 8650

The Directors
AES Drax Holdings Limited
18, Parksott
Richmond Surrey TW9 2RG
FAO: John Turner Esq.

23rd July 2003

Dear Sirs

DRAX -INTERNATIONAL POWER’S OFFER

We are pleased to attach to this letter an offer to provide funding and management services in connection with the restructuring of the financial and contractual arrangements for the Drax power station (the “Offer”).

You will see that our Offer materially improves the key terms of the restructuring. The main points of our Offer that we would like to draw to your attention are:

·	The Offer (a) is not subject to due diligence on the Drax power station and (b) substantially follows the Restructuring Proposal in the 30 June 2003 Form 6K filing to the US Securities and Exchange Commission (SEC File #333-13096) (“30 June 6K”). We would expect these features to facilitate - in collaboration with yourselves - the incorporation of our Offer in the final restructuring proposal put forward for approval by the senior finance parties and for its implementation by court approved schemes of arrangement.

·	The Offer is a substantial improvement on the cash out option described in the 30 June 6K: International Power plc (“IPR”) (a) offers to provide up to £80,000,000 (as opposed to the £60,000,000 proposed by AES) for the

Registered in England 2366963 Registered Office: Senator House 85 Queen Victoria Street London EC4V 4DP

purposes of funding the cash out option, and (b) proposes that the discount price for a senior finance party’s participation in the A-2 Debt will be 55% of its principal amount (as opposed to the 47% proposed by AES). IPR will fund its offer payment from IPR’s cash reserves.

·	IPR will within 7 business days of the date on which your acceptance of the Offer is received, pay £5,000,000 into an escrow account in support of IPR’s commitment.

·	IPR will accept a greater amount of Project Funds to be applied to Cash Out at the Senior Creditors option.

·	Prior to the completion of the restructuring IPR will if required make available, on the basis set out in the Offer, key management personnel to facilitate business continuity at Drax.

IPR is keenly interested in this opportunity to work with the senior finance parties on Drax. As you know, IPR is a successful international power developer and operator with 10,997 MW net in operation and 610 MW net under construction. Within this portfolio IPR manages a 7800 MW net merchant position. IPR has 2300 staff worldwide and operates in 12 countries. Our UK business consists of a 1000MW coal fired plant and 2x25MW gas turbines at Rugeley, and a 500MW gas fired plant at Deeside, together with our UK trading operations. We anticipate, on the basis of the legal advice that we have received and given our limited UK market share, a satisfactory reaction from the competition authorities to the contemplated transaction. IPR has a strong balance sheet with group consolidated debt to capitalization of 31%, and over £600m of cash at PLC level.

We believe that your acceptance of our Offer would allow us to pursue our aligned interests together in a manner that we expect to be mutually beneficial.

On behalf of IPR, we much appreciate your consideration of this Offer and look forward to your response.

Yours faithfully

David Crane
Chief Executive Officer
International Power plc

cc	Mark Dixson Esq. Deutsche Bank AG Winchester House 1 Great Winchester Street London EC2N 2DB

Martin Gudgeon Esq. Close Brothers Corporate Finance Limited 10 Crown Place London EC2A 4FT

ITEM 3

David Crane
Chief Executive Officer

International Power plc
Senator House
[LOGO] International Power	85 Queen Victoria Street
London
EC4V 4DP

Tel +44 20 7320 8620
Fax +44 20 7320 8650

The Directors
AES Drax Holdings Limited
18, Parksott
Richmond Surrey TW9 2RG
FAO: John Turner Esq.

23rd July 2003

Dear Sirs

DRAX -INTERNATIONAL POWER’S OFFER

We are pleased to attach to this letter an offer to provide funding and management services in connection with the restructuring of the financial and contractual arrangements for the Drax power station (the “Offer”).

You will see that our Offer materially improves the key terms of the restructuring. The main points of our Offer that we would like to draw to your attention are:

·	The Offer (a) is not subject to due diligence on the Drax power station and (b) substantially follows the Restructuring Proposal in the 30 June 2003 Form 6K filing to the US Securities and Exchange Commission (SEC File #333-13096) (“30 June 6K”). We would expect these features to facilitate - in collaboration with yourselves - the incorporation of our Offer in the final restructuring proposal put forward for approval by the senior finance parties and for its implementation by court approved schemes of arrangement.

·	The Offer is a substantial improvement on the cash out option described in the 30 June 6K: International Power plc (“IPR”) (a) offers to provide up to £80,000,000 (as opposed to the £60,000,000 proposed by AES) for the

Registered in England 2366963 Registered Office: Senator House 85 Queen Victoria Street London EC4V 4DP

purposes of funding the cash out option, and (b) proposes that the discount price for a senior finance party’s participation in the A-2 Debt will be 55% of its principal amount (as opposed to the 47% proposed by AES). IPR will fund its offer payment from IPR’s cash reserves.

·	IPR will within 7 business days of the date on which your acceptance of the Offer is received, pay £5,000,000 into an escrow account in support of IPR’s commitment.

·	IPR will accept a greater amount of Project Funds to be applied to Cash Out at the Senior Creditors option.

·	Prior to the completion of the restructuring IPR will if required make available, on the basis set out in the Offer, key management personnel to facilitate business continuity at Drax.

IPR is keenly interested in this opportunity to work with the senior finance parties on Drax. As you know, IPR is a successful international power developer and operator with 10,997 MW net in operation and 610 MW net under construction. Within this portfolio IPR manages a 7800 MW net merchant position. IPR has 2300 staff worldwide and operates in 12 countries. Our UK business consists of a 1000MW coal fired plant and 2x25MW gas turbines at Rugeley, and a 500MW gas fired plant at Deeside, together with our UK trading operations. We anticipate, on the basis of the legal advice that we have received and given our limited UK market share, a satisfactory reaction from the competition authorities to the contemplated transaction. IPR has a strong balance sheet with group consolidated debt to capitalization of 31%, and over £600m of cash at PLC level.

We believe that your acceptance of our Offer would allow us to pursue our aligned interests together in a manner that we expect to be mutually beneficial.

On behalf of IPR, we much appreciate your consideration of this Offer and look forward to your response.

Yours faithfully

David Crane
Chief Executive Officer
International Power plc

cc	Mark Dixson Esq. Deutsche Bank AG Winchester House 1 Great Winchester Street London EC2N 2DB

Martin Gudgeon Esq. Close Brothers Corporate Finance Limited 10 Crown Place London EC2A 4FT

[LOGO] International Power	David Crane
Chief Executive Officer

International Power plc
Senator House
85 Queen Victoria Street
London
EC4V 4DP

Tel +44 20 7320 8620
Fax +44 20 7320 8650

The Directors
AES Drax Holdings Limited
18, Parksott
Richmond Surrey TW9 2RG
FAO: John Turner Esq.

23rd July 2003

THIS OFFER (“OFFER”) IS MADE BY INTERNATIONAL POWER PLC (“IPR”) ON THE TERMS AND CONDITIONS SET OUT BELOW, ANY CAPITALISED TERM USED (BUT NOT OTHERWISE DEFINED) IN THIS OFFER SHALL HAVE THE MEANING GIVEN TO IT IN THE FORM 6K FILE DATED 30 JUNE 2003 (SEC FILE #: 333-13096) (THE “30 JUNE 6K”).

1. If the cash out option described in section 1.4 of the 30 June 6K (the “Cash Out Option”) is exercised, IPR will replace AES (and any affiliate of AES) as the provider of non Project Funds payable to the Secured Creditors.

2. IPR’s Offer in respect of the Cash Out Option is as follows:

2.1 IPR will provide up to £80,000,000 (eighty million pounds sterling) (“IPR Funds”) for the purposes of funding the Cash Out Option and any taxes and duties payable by IPR (“taxes”) in connection with the exercise thereof; and

2.2 the discount price for a Secured Creditor’s participation in the A-2 Debt will be 55% of its principal amount; and

2.3 to the extent that the Cash Out Option is funded by IPR Funds, IPR will become a Secured Creditor holding the A-2 Debt and the C Debt and will have the option to become the owner of the Equity corresponding to the

Registered in England 2366963 Registered Office: Senator House 85 Queen Victoria Street London EC4V 4DP

amount of the C Debt purchased by IPR consistent with the proposal set out in section 1.4 of the 30 June 6K; and

2.4 At the option of the Senior Creditors IPR Funds would either be provided in accordance with the structure in section 1.4.3 of the 30 June 6K, or if the Senior Creditors prefer IPR would not object if the restructuring was to proceed on the basis that the figure in paragraph (a) of section 1.4.3 of the 30 June 6K of “lb.15,000,000” was instead “lb.30,000,000”.

3. IPR will within 7 business days of the date on which your acceptance of this Offer is received (the “Acceptance Date”), pay or procure the payment of £5,000,000 (five million pounds sterling) (the “Deposit”) into an escrow account. It is IPR’s intention that the Deposit would be non-refundable to IPR if IPR elected without cause not to proceed after this Offer had been duly accepted. The core terms of the escrow agreement, subject only to the addition of the standard requirements of the escrow bank chosen, are attached as Schedule 1.

4. IPR will provide the technical and management services as described in paragraphs (a), (b) and (c) of section 1.7.1 of the 30 June 6K in substitution for AES (or any affiliate of AES) in the manner more particularly described in the heads of terms for a Technical Services and Management Agreement (set out in Schedule 2 to this Offer) in return for the payment of management fees (also as described in Schedule 2).

5. The terms of the restructuring arrangements are not to differ from those described in the 30 June 6K in a manner which is materially adverse to the interests of IPR in connection with the matters and transactions contemplated by this Offer.

6. The definitive documentation required for the restructuring and the conditions precedent to such documentation (together the “Restructuring Documentation”) are to be in mutually acceptable form and completion of the restructuring is to be achieved with all such conditions precedent met (the “Completion Date”) no later than 31 December 2003.

7. IPR shall be entitled (in substitution for AES and any affiliate of AES) to appoint one director to the board of each of the Drax companies as contemplated in section 1.6.3 of the 30 June 6K. We assume there would be at least three Executive Directors and the responsibility for preparing the annual budget would rest with the Finance Director appointed by the Senior Creditors’ Committees.

8. In relation to Secured Creditors’ rights to control the time at which any sale of the whole of the Equity may occur, as contemplated in section 1.6.3 of the 30 June 6K, IPR seeks an arrangement to match the terms of such sale. Except for the foregoing, IPR’s Offer is subject to there being no restriction on IPR exercising any voting rights in respect of Debt and/or Equity held by IPR.

IPR will be entitled to transfer Equity and/or Debt in the event of a termination of the Technical Services and Management Agreement and such transfer(s) shall not fall within the intended meaning of ‘change of control’ as used in the 30 June 6K.

9. IPR’s Offer assumes that the Credit Support Facility contemplated in section 1.3.1 of the 30 June 6K would have a term equivalent to the A-1 debt.

10. IPR’s Offer assumes that (a) the requisite corporate governance covenants and cure rights are put in place to ensure that cash flows for A2 debt service cannot be unreasonably diverted or held back for other purposes, and (b) requisite cure rights are available to the holders of A-2 Debt in the event of prospective acceleration and/or enforcement of A-1 Debt.

11. This Offer is subject (a) to there being no material adverse change in the expected level of accuracy of the forecasts with regard to capital and operating expenditure contained within the Form 6K file dated 16 July 2003 (SEC file #:333-13096), and (b) to such forecasts in each case not becoming misleading in any material respect, at any time prior to the Completion Date (as defined in paragraph 6 above) assuming for the purpose of this paragraph that such forecasts had been made by reference to the circumstances existing at such time.

12. This Offer is subject to (a) satisfactory legal and regulatory approvals and clearances that are necessary or desirable to effect the restructuring in the manner described in the 30 June 6K and this Offer having been obtained by the time necessary or desirable, and (b) formal IPR Board approval of the final Restructuring Documentation being received.

13. Only IPR and a person who has duly accepted this Offer will be entitled to rely on or enforce its terms. The sole remedy for any expense, loss or liability in connection with this Offer or your acceptance of it shall be the payment of the Deposit to you or IPR in accordance with the escrow agreement referred to above.

14. From the Acceptance Date, you will not enter into or continue any negotiations with any person other than IPR (or an addressee of this Offer (or their respective advisers) with respect to the Cash Out Option (described in the 30 June 6K) nor the provision of technical and management services (as contemplated in section I.7.1 of the 30 June 6K) provided that such exclusivity shall cease on the earlier of 31 December 2003 and the Completion Date.

15. IPR offers to agree mutually acceptable terms, should you require, for the provision by IPR of key management personnel to facilitate business continuity at Drax pending the completion of the restructuring.

This Offer is governed by English law and the courts of England shall have exclusive jurisdiction to settle any dispute arising out of or in connection with this Offer.

Please indicate your acceptance of the terms of this Offer by signing, dating and returning on behalf of AES Drax Holdings Limited the enclosed copy of the Offer to me by 5 p.m. on 22nd August 2003 after which time this Offer shall, if not accepted in the manner described above, lapse.

Signed for and on behalf of INTERNATIONAL POWER plc

David Crane
Chief Executive Officer

I confirm that I have been authorised by AES Drax Holdings Limited to accept this Offer and to confirm that (a) AES Drax Holdings Limited has the right and power, and has taken all action necessary to accept this Offer and execute and perform the matters and transactions contemplated by it and (b) by accepting this Offer and performing such matters and transactions AES Drax Holdings Limited is not and will not be in breach of any law, regulation or obligation whatsoever owed to any other person.

Agreed and accepted on         2003 for and on behalf of AES Drax Holdings Limited

Schedule 1

Core terms of the Escrow Agreement proposed in paragraph 3 of IPR’s Offer

This schedule forms part of IPR’s Offer dated 23rd July 2003.

Parties: IPR, AES Drax Holdings Limited and the Escrow Bank.

Escrow Bank: the London office of a bank to be mutually agreed, being a bank which does not have an actual or likely future interest in the restructuring.

Escrow Account: an interest bearing account held on trust for the Parties (other than the Escrow Bank). Interest shall be paid monthly and be credited to the balance of the account forming part of the Deposit. The account shall not be subject to any encumbrance, counterclaim, set-off or other deduction.

Escrow Bank’s fees: to be agreed with the Escrow Bank and borne equally by, first, IPR, and secondly, [the addressees]. All other fees, costs, or expenses etc. incurred in connection with the escrow agreement to be for the account of the relevant party.

Payment of the Deposit to the Escrow Account: IPR shall pay £5,000,000 into the Escrow Account within 7 business days of the Acceptance Date.

Payment of the Deposit from the Escrow Account: Irrevocable payment instructions shall be given by an authorised representative of each of IPR and [ ] on behalf of the other parties collectively for the Deposit (including any accrued interest) to be paid to:

(a) IPR on (i) the Completion Date, or (ii) if the Completion Date has not occurred before 1 January 2004, on that date unless, in this latter case, IPR has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Completion Date to occur where satisfaction of all such relevant conditions precedent was within IPR’s power to achieve and AES Drax Holdings Limited have exercised their corresponding duties; or

(b) AES Drax Holdings Limited on 1 January 2004 if the Completion Date has not occurred before such date and IPR has failed to exercise reasonable diligence to achieve the conditions precedent necessary for the Completion Date to occur where satisfaction of all such relevant conditions precedent was within IPR’s power to achieve and AES Drax Holdings Limited have exercised their corresponding duties; or

(c) either IPR or AES Drax Holdings Limited, with the consent of all the Parties (excluding the Escrow Bank).

Dispute resolution: the parties submit to the exclusive jurisdiction of the English Courts.

Governing law: English law.

Other terms: save as otherwise described in the Offer, customary for such an escrow arrangement.

Schedule 2

Heads of terms of the Technical Services and Management Agreement proposed in paragraph 4 of IPR’s Offer

TECHNICAL AND MANAGEMENT SERVICES AGREEMENT HEADS
OF TERMS

Set out below are indicative heads of terms (“Terms”) for an agreement (a “Technical and Management Services Agreement”) relating to the provision of certain key financial, technical and operations management services at the Drax power station. These Terms are subject to contract. This schedule forms part of IPR’s Offer dated 23rd July 2003.

Parties:

(1) [appropriate Drax company] (“Drax Power”); and

(2) International Power Global Developments Limited (the “Provider”)

Term:

Subject to earlier termination in accordance with the Termination provisions, the Technical and Management Services Agreement shall terminate on the day falling 15 years from the date of execution and delivery of the Technical and Management Services Agreement.

Drax Power may extend the due date for termination (the “Term End Date”) by successive one year periods if it delivers written notice to the Provider of such extension at least three months in advance of the then current Term End Date, provided that if either party delivers a notice to terminate the Technical and Management Services Agreement during any such extension, then the Technical and Management Services Agreement shall terminate on the later to occur of (a) the Term End Date immediately following delivery of such notice and (b) the day falling two months following the date of delivery of such notice.

Management Services:

The Provider shall use its reasonable endeavours to provide the technical and management services, subject to the Overriding Management Principles, to Drax power project (“Drax”). In performance of the Management Services the Provider shall use such mix of its own resources available according to the Technical and Management Services Agreement, third party contractor resources and the resources of Drax as the Provider deems appropriate in the circumstances. Accordingly, the Management Services shall be the provision of management assistance on the following matters:

  Trading and marketing strategy;

  Operations, maintenance and engineering;

  Risk management;

  Fuel optimisation and procurement;

  Operations and maintenance procurement;

  Finance, tax and administration;

  Business and other insurances;

  IT systems;

  Human resources;

  Regulatory and environment;

  Forecasting and business planning;

  Implementation of detailed aspects of the approved business plan and specific projects (e.g. plant improvements); and

  Such other services as may be agreed in writing from time to time between the Provider and Drax Power.

Management Personnel:

Within two business days of execution of the Technical and Management Services Agreement the Provider shall provide a station manager (the “Station Manager”) who shall have overall responsibility for the day-to-day running of the Drax power station. Thereafter, within five business days of a request from Drax Power, the Provider shall provide, at no additional charge to Drax Power, any other personnel listed in paragraphs (a), (b) and (c) below that Drax Power requests (the Station Manager and any other personnel provided by the Provider together the “Personnel”). The additional roles that Drax Power shall, if there is a demonstrable business need, be entitled to request that the Provider provides at no additional cost shall be the following:

(a) Head of Engineering, who shall manage and oversee the maintenance programme of the Drax power station;

(b) Head of Power Trading, who shall manage the trading function and develop and manage implementation on near and medium term trading strategy in consultation with Drax Power; and

(c) Part time power trader manager, who shall assist the Head of Power Trading.

The Provider agrees that each of the Personnel shall:

(x) be identified by the Provider to Drax Power and shall have skills and experience appropriate for the role into which such person has been, or shall be appointed; and

(y) be an independent contractor and shall not be an employee of Drax Power, and

(z) have access to the resources of the Provider for reasonable assistance to fulfil its obligations under the Technical and Management Services Agreement.

Replacement Station Manager:

If the Provider proposes to replace the Station Manager, the Provider shall deliver notice in writing to Drax Power at least ten business days prior to the proposed date of such change. The notice shall provide the identity of the proposed replacement Station Manager (the “Replacement Station

Manager”), the Replacement Station Manager’s qualifications and experience and reasonable details of the reasons for the removal and replacement.

If Drax Power reasonably believes that the Replacement Station Manager’s appointment would have a material adverse effect on the business or operations of the Drax power station, then it shall deliver notice in writing to the Provider giving reasons for its objection to the Replacement Station Manager. Drax Power’s consent to a Replacement Station Manager shall not be unreasonably withheld or delayed.

The parties shall, within five business days of delivery of that notice, meet to agree upon a Replacement Station Manager. No replacement of the Station Manager shall be effective until such time as the parties have agreed. If, within fifteen business days of meeting, the parties have not agreed upon a Replacement Station Manager, either party may immediately terminate the Technical and Management Services Agreement.

Change in Other Personnel:

If the Provider proposes to replace any member of the Personnel (other than the Station Manager), the Provider shall deliver notice in writing to Drax Power at least five business days prior to the proposed date of such change. The notice shall provide the identity of the proposed replacement Personnel (the “Replacement”), the Replacement’s qualifications and experience and reasonable details of the reasons for the removal and replacement.

If Drax Power reasonably believes that the Replacement Personnel’s appointment would have a material adverse effect on the business or operations of the Drax power station, then it shall deliver notice in writing to the Provider giving reasons for its objection to the Replacement. Drax Power’s consent to a Replacement shall not be unreasonably withheld or delayed.

The parties shall, within five business days of delivery of that notice, meet to agree upon a

Replacement. No replacement of Personnel shall be effective until such time as the parties have agreed.

If any of the Personnel (including the Station Manager) is unable to fulfil its obligations under the Technical and Management Services Agreement due to the resignation of such person from the employment of the Provider, annual leave, death, ill-health or other matter beyond the Provider’s reasonable control, the Provider shall procure that a temporary replacement person with proper qualifications and experience is provided to fulfil that role and the consent of Drax Power shall not be required for such replacement.

Overriding Management Principles:

The Overriding Management Principles, which shall govern the rights and obligations of the parties pursuant to the Technical and Management Services Agreement in priority to all other terms, shall be that the commercial and technical requirements of the Drax power plant be managed in compliance with applicable requirements of laws and regulations (including but not limited to health safety and environment), consents and approvals, Good Industry Practice, and the restructuring documents and to seek to achieve the management objectives.

Notwithstanding the foregoing and for the avoidance of doubt, the Management Services and the rights and obligations of the parties under the Technical and Management Services Agreement shall in all respects be limited to the extent that the Provider is authorised or licensed to provide or it is otherwise lawful for the Provider to provide the relevant Management Services.

Provider Obligations:

The Provider shall procure that Personnel:

(a) dedicate the whole or substantially the whole of their time to the fulfilment of their role in the management and operation of the Drax power station;

(b) act to optimise the time the Drax power station is available to run (subject to planned outages) and in accordance with Good Industry Practice;

(c) provide or use all reasonable endeavours to procure the continuing provision of:

(i) the Cash Flow Report;

(ii) the Operations Report;

(iii) such other information as Drax Power may reasonably request; and

(d) provide or use all reasonable endeavours to procure the provision of an Operations Review Report within twenty business days of the commencement of the Technical and Management Services Agreement.

“Cash Flow Report” means the report as currently prepared at Drax giving details of the matters set out in 0 to these Terms.

“Good Industry Practice” means the exercise of that degree of skill, diligence, prudence, foresight and operating practice which would reasonably and ordinarily be expected from a skilled and experienced manager of operations complying with applicable law and engaged in the same type of undertaking in England under the same or similar circumstances.

“Operations Report” means the report as currently prepared at Drax giving details of the matters set out in 0 to these Terms.

The “Operations Review Report” means a report setting out recommendations in relation to the electricity trading and coal procurement strategy of Drax Power and such other matters as Drax Power and the Provider may agree.

Management and Operation:

Subject to the terms and conditions set out in the Technical and Management Services Agreement, Drax Power agrees that the Personnel shall, in line with their scope of work, have delegated authority to manage the day-to-day operations of, and all decision-making powers in respect of day-to-day operations at, the Drax power station and appoints Personnel as agents of Drax Power for that purpose. Any consent, approval or agreement required to be given by Drax Power under the terms of the Technical and Management Services Agreement shall not be included within the scope of agency of the Personnel.

Unless the Provider is otherwise notified by Drax Power, Drax Power shall be represented by [ ] for the purpose of receiving reports, providing approvals and issuing instructions under the Technical and Management Services Agreement.

Affiliate Transactions:

If any Personnel wish to engage in any business of any nature whatsoever with the Provider or any affiliate of the Provider (“Business”) in the name of Drax Power, or to enter into any contract with the Provider or any affiliate of the Provider for the supply of goods or services (a “Contract”) of any nature whatsoever in the name of Drax Power, which, in either case, when taken in aggregate with any previous Contracts entered into with the Provider or an affiliate of the Provider, has a cost to Drax Power in excess of £[50,000], then the Personnel shall make application in writing to Drax Power, accompanied by:

(a) evidence of competing bids for the Business or Contract or reasons explaining why no other bids have been procured or are otherwise unavailable;

(b) cost analysis of any viable alternatives to the Business or Contract which have been considered by the Personnel, or if none, reasons why no viable alternatives exist; and

(c) reasons why, in the Personnel’s view, the bid by the Provider or affiliate of the Povider is the best bid available to Drax Power.

Any Business or Contract shall be subject to the approval in writing of Drax Power.

Assistance with Financial Restructuring and cooperation with advisers:

The Provider shall procure that the Personnel: (a) provide all reasonable assistance to Drax Power and the agent for its Secured Lenders in connection with a possible restructuring of the existing financial obligations of Drax Power and certain other related companies (the “Financial Restructuring”); and (b) provide all reasonable assistance to such advisers as may be appointed by Drax Power or its Secured Lenders to assist with the Financial Restructuring.

Secured Lenders means: (a) the syndicate of banks providing £842,555,000 of loans to Inpower Limited under a senior credit facility; and (b) the holders of $302,400,000 10.41% senior secured bonds due 2020 and £200,000,000 senior secured bonds due 2025. [definition to be updated].

Indemnity and Liability:

Drax Power shall indemnify the Provider and each of the Personnel for any loss, cost or expense arising in connection with their carrying out their obligations under the terms of the Technical and Management Services Agreement except to the extent that such loss, cost or expense arises from or in connection with the gross negligence or wilful default of the Provider or such Personnel.

The Provider shall indemnify Drax for any TUPE liability that may arise in respect of the Personnel.

Neither the Provider nor any of the Personnel shall be liable in any way whatsoever for any action or omission of AES Corp (or any affiliate of AES Corp including without limitation AES Drax Power Limited and AES Drax Holdings Limited) in connection with the management, operation or maintenance of the Drax power station by or on behalf of any of them during the period prior to the date of the Technical and Management Services Agreement.

In so far as permitted by law, the Provider’s aggregate liability for acts or omissions pursuant to the Technical and Management Services Agreement, including liability at law, contract and tort (including liability for negligence) arising in respect of each year of the term of the Technical and Management Services Agreement shall not exceed the aggregate fees paid by Drax Power to the Provider in respect of that year. IPR shall not be liable for loss of profit or other consequential loss.

Fees:

An aggregate of £292,000/month (excluding VAT) in respect of the Personnel accruing from the date of the Technical and Management Services Agreement and indexed to RPI, payable monthly in arrears.

Assignment:

The Provider shall not assign all or any part of its rights or transfer all or any part of its obligations under the Technical and Management Services Agreement to any party except an affiliate of the Provider.

Drax Power may only assign the whole of its rights and transfer the whole of its obligations (a) to a successor in title to all or substantially all of the assets of Drax Power, and (b) to the Secured lenders by way of security pursuant to the Restructuring Documentation and in each case Drax Power shall give prompt notice to the Provider of any such assignment. Drax Power may not otherwise assign any of its rights or transfer any of its obligations under the Technical and Management Services Agreement.

Termination:

Either party may terminate the Technical and Management Services Agreement following an insolvency event or a material default (including the non-payment of due monies) by the other party (the “ Defaulting Party”):

(a) if such default is capable of rectification and is continuing, ten business days (in the case of non-payment) or thirty business days (in the case of all other defaults) after delivery of a notice giving details of the default; or

(b) if such default is not capable of remedy, immediately; upon delivering notice of termination to the Defaulting Party.

Confidentiality:

The terms of the Technical and Management Services Agreement shall be confidential and shall not be disclosed by any party to any other person other than:

(a) with the consent of the other party; or

(b) as required by law or any regulatory authority; or

(c) as may reasonably be required to be disclosed in relation to the restructuring or to lenders of the Provider; or

(d) by either party to its professional advisers; or

(e) if the relevant information is within the public domain at any time (other than due to breach by the disclosing party).

Prior to the commencement of the Technical and Management Services Agreement, the Personnel shall be required to enter into separate confidentiality agreements with Drax Power in the form set out in Schedule 3, whereupon the Provider shall be permitted to disclose the terms of the terms of the Technical and Management Services Agreement to such Personnel.

For the duration of the Technical and Management Services Agreement, all press releases or similar external communication to be made by or on behalf of the Provider in respect of the subject matter of the Technical and Management Services Agreement shall be subject to the prior approval of Drax Power (which approval shall not be unreasonably withheld or delayed) and all inquiries from the press shall be referred to [____________].

Force majeure:

Customary for an agreement of this nature.

Insurance:

The Provider will be named as a co-insured on all key insurances carried in respect of Drax, including in respect of material damage and third party liability.

Other terms:

Customary for an agreement of this nature including mutual representations, and a commitment from Drax Power to provide all assistance reasonably necessary to allow the Provider to perform the Management Services (including, without limitation, granting access to the Drax power station and licensing any required intellectual property).

Governing Law and dispute resolutions:

English law.

In the event of a dispute that is not resolved by consultation between the parties within twenty business days of one notifying the other, either party may refer the matter to binding arbitration.

Schedule 1 of the Technical Services and Management Agreement

Heads of Terms

Cash Flow Report
(as currently prepared at Drax)

(1) Daily summary of availability, load factor, average price for power sold, revenue and gross margin for the month ended on the due date for the report.

(2) Three-month historic summary of availability, load factor, price capture, revenue and gross margin on a daily basis.

(3) Six-month projection of contracted power including load factor, average price for power sold and revenue.

(4) Cash balances in each of the Drax bank accounts.

(5) Forward cash flow forecasts (on a weekly basis) for at least the next [six] months.

(6) A comparison of actual performance to the weekly cash flow forecasts with explanations of significant variances (including, coal (forecast and actual levels of deliveries, burn and stock levels), bilateral receipts, capital expenditure, operating and maintenance costs and movements in working capital).

(7) A list of credit support in effect and any potential mark-to-market exposures.

Schedule 2 of the Technical Services and Management Agreement

Heads of Terms

Operations Report
(as currently prepared at Drax)

Each Operations Report shall comprise information in relation to:

(l) actual monthly net electrical output, heat rate and availability for each generation unit compared to the annual operating plan and the revenues received or receivable in respect of each generation unit;

(2) details of any changes to bidding strategy/electricity contracts implemented in that period or proposed to be implemented in the following period;

(3) monthly coal consumption and costs and amount of coal stored on site;

(4) monthly usage and cost of utilities for the Drax power station;

(5) monthly cost of consumables for the Drax power station;

(6) monthly consumption and cost of limestone purchased and ash sold, air emissions data for NOx, SO2 and data for incidents where particulates exceed any level permitted by law together with copies of any reports regarding such matters to be submitted under any Integrated Pollution Control authorisations applicable to the Drax power station;

(7) report any material environmental non-compliance incidents;

(8) monthly summary reports regarding any unusual factors relating to the maintenance and repair or condition of the Drax power station;

(9) monthly summary reports regarding any unusual factors relating to the quality of the coal supplied to the Drax power station;

(10) monthly reports regarding any unusual factors relating to the quality of the non-potable water abstracted under the Water Abstraction Licences;

(11) any other information regarding the operation, maintenance and management of the Drax power station reasonably requested by the agent of the Secured Creditors;

(12) in respect of the operating year to date:

(a) accumulated information for each generating unit on the energy generated, energy sold, Drax power station availability including forced outages and scheduled outages, the average MW generated per unit, the average heat rate per generation unit;

(b) for the Drax power station as a whole, information on the total coal and lime consumed, ash sold and emissions (NOx, SO2);

(c) accumulated operating expenditure compared to the operating budget; and

(d) details of all revenues received or receivable in respect of all electricity sold compared to the summary of revenues in the current forecast.